September 15, 2008

Mr. William J. Kearns,

Staff Accountant

Office of Beverages, Apparel and Health Care Services

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Dear Sir,

Re:

Cord Blood America, Inc.

File No. 000-50746, Comments Letter

Verbal Comment Letter Dated September 15, 2008

We have reviewed the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the filings of Cord Blood America, Inc. (the “Company”), as set forth in our telephone conversation of September 15, 2008.  We appreciate the comments intended to assist us in complying with applicable disclosure requirements and in enhancing the overall disclosure in our filings.  We have set forth below our responses to each of the Staff’s comments.

For reference purposes, the comment has been reproduced herein with responses below each numbered comment.  We also attached a marked copy of the amended 10-KSB and 10-Q to facilitate your review process.

Item 4T. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Question 1

In your 10Q for the period ended June 30, 2008, the wording in respect of this paragraph should omit any reference to ninety (90) days.

We revised our disclosure in the 10Q and changed the respective wording.

Section 302 Certifications

Question 2

Please amend  Section 302 of the 10-KSB/A for the year ended December 31, 2007 in Paragraph 4.

We have made the changes in the Certification to ensure it is consistent with the Certification in the Company’s 10Q/A.

We are attaching the changed pages for the 2007 10-KSB/A and the 10-Q/A for the period ended June 30, 2008 for your review. Once you have approved the necessary changes, we will file the complete 2007 10-KSB/A and the 10-Q/A.

As requested in the Comment Letter, the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me should you have any questions or require additional information in connection with the above.

Very Truly Yours,

/s/ MATTHEW L. SCHISSLER
Matthew L. Schissler Chief Executive Officer

Encl.

   Exhibit 31.1

CERTIFICATION

I, Matthew L. Schissler, certify that:

1.	I have reviewed this annual report on Form 10-KSB/A of Cord Blood America, Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of Cord Blood America, Inc.  as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for Cord Blood America, Inc. and have:

A.

Designed such disclosure controls and procedures, or caused such disclosure controls and proceduresto be designed under our supervision, to ensure that material information relating to Cord Blood America, Inc., including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

B.

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

C.

Evaluated the effectiveness of Cord Blood America, Inc.’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

D.

Disclosed in this report any change in Cord Blood America, Inc.’s internal controls over financial reporting that occurred during Cord Blood America, Inc.’s most. recent fiscal quarter (Cord Blood America, Inc.’s fourth fiscal quarter in the case of an annual report) that has materially affected or is reasonably likely to materially affect, Cord Blood America, Inc.’s internal control over financial reporting., and ..

5.

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to Cord Blood America, Inc.'s auditors and the audit committee of the registrant’s  board of directors (or persons performing equivalent functions):

A.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Cord Blood America, Inc.’s ability to record, process, summarize and report financial information; and

	B.	Any fraud, whether or not material, that involves management or other employees who have a significant role in Cord Blood America, Inc.’s internal control over financial reporting.

Dated: September 15, 2008

By:	/s/ MATTHEW L. SCHISSLER
Matthew L. Schissler Chairman of the Board and Chief Executive Officer

    Exhibit 31.2

CERTIFICATION

I, Matthew L. Schissler, certify that:

1.	I have reviewed this annual report on Form 10-KSB/A of Cord Blood America, Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of Cord Blood America, Inc.  as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for Cord Blood America, Inc. and have:

A.

Designed such disclosure controls and procedures, or caused such disclosure controls and proceduresto be designed under our supervision, to ensure that material information relating to Cord Blood America, Inc., including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

B.

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

C.

Evaluated the effectiveness of Cord Blood America, Inc.’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

D.

Disclosed in this report any change in Cord Blood America, Inc.’s internal controls over financial reporting that occurred during Cord Blood America, Inc.’s most. recent fiscal quarter (Cord Blood America, Inc.’s fourth fiscal quarter in the case of an annual report) that has materially affected or is reasonably likely to materially affect, Cord Blood America, Inc.’s internal control over financial reporting., and.

5.

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to Cord Blood America, Inc.'s auditors and the audit committee of the registrant’s  board of directors (or persons performing equivalent functions):

A.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Cord Blood America, Inc.’s ability to record, process, summarize and report financial information; and

	B.	Any fraud, whether or not material, that involves management or other employees who have a significant role in Cord Blood America, Inc.’s internal control over financial reporting.

Dated: September 15, 2008

By:	/s/ M ATTHEW L. S CHISSLER
Matthew L. Schissler Chief Financial Officer

ITEM 4T.  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

It is management's responsibility to establish and maintain adequate internal control over all financial reporting pursuant to Rule 13a-15 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company’s management, including the principal executive officer, the principal operations officer, and the principal financial officer, have reviewed and evaluated the effectiveness of our disclosure controls and procedures as June 30, 2008 ..  Following this review and evaluation, management collectively determined that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to management, including our chief executive officer, our chief operations officer, and our chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework.

Based upon management’s assessment using the criteria contained in COSO, and for the reasons discussed below, our management has concluded that, as of December 31, 2007, our internal control over financial reporting was not effective.

There were no significant changes in the Company's internal controls over financial reporting or in other factors during the six months ended June 30, 2008 that could significantly affect these internal controls subsequent to the date of their most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.  It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.